Exhibit (e)(1)
Execution Version
Saleen Holdings, Inc.
c/o Silver Lake Partners III, L.P. and Silver Lake Sumeru Fund, L.P.
2775 Sand Hill Road, Suite 100
Menlo Park, California 94025
April 25, 2011
Iain MacKenzie
5753 Hidden Creek Ct.
Pleasanton, CA 94566
Dear Iain MacKenzie:
     Reference is hereby made to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 25, 2011, by and among SMART Modular Technologies (WWH), Inc., a Cayman Islands exempted company (the “Company”), Saleen Holdings, Inc., a Cayman Islands exempted company (“Parent”), and Saleen Acquisition, Inc., a Cayman Islands exempted company (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company. Capitalized terms used in this letter agreement but not defined herein will have the meanings ascribed to them in the Merger Agreement. This letter agreement is being delivered by you to Parent in connection with the execution of the Merger Agreement. In consideration of the mutual covenants and conditions as hereinafter set forth, you and Parent do hereby agree as follows:
     1. Following the Effective Time, your employment will continue on terms and conditions that are no less favorable than as currently in effect. If you are party to a change in control severance agreement or an employment agreement, that agreement will continue to apply to you following the Effective Time.
     2. Immediately prior to the Effective Time, you will invest gross proceeds equal to $3,797,323 in the equity of Parent. So long as you are employed by the Company (or any of its subsidiaries) immediately prior to the Effective Time, you will be permitted to fulfill this obligation by contributing shares of Common Stock and/or vested Company Stock Options held by you immediately prior to the Effective Time, in a mix determined by you (if you are not employed by the Company (or any of its subsidiaries) immediately prior to the Effective Time, the obligation will be satisfied in a manner determined by Parent, including by withholding cash due to you in connection with the Merger). For this purpose, each share contributed will be valued at the Merger Consideration and each option contributed will be valued at the Merger Consideration less the applicable exercise price. To the maximum extent possible, the rollover of your vested equity and your vested Company Stock Options pursuant to this letter agreement will be structured to qualify as a fully tax deferred exchange for U.S. federal income tax purposes (other than with respect to cash received in exchange for Company equity and/or options that are not rolled over). Options and shares of Parent to be received with respect to such investment shall be for the same class of equity as will be held by the Sponsors (as defined below), which shall be ordinary shares of Parent (the “Parent Shares”). The conversion of any vested Company Stock Options rolled over will be done using the same adjustment methodology as used for Unvested Company Stock Options as set forth in the Merger Agreement and in a manner intended to comply with Section 409A of the Code. Parent hereby confirms that, in connection with its investment in Parent at the Effective Time, it will issue only one class of shares, and will not issue, and has no current plans to issue, any convertible or exchangeable instruments, or options or warrants, in connection with the third party financing of the Merger. All Parent Shares to be issued hereby and in connection with the consummation of the Merger shall be at the same purchase price paid by the Sponsors (the “Initial Purchase Price”).

     3. Pursuant to the terms of the Merger Agreement, all of your unvested Company Stock Options as of immediately prior to the Effective Time will be converted into options to acquire Parent Shares (“Parent Options”) upon the Effective Time. Each Parent Option will continue to be subject to the terms and conditions, including vesting, as set forth in the plan and award agreement pursuant to which your Company Stock Option was granted, and will be subject to such accelerated vesting (if any) upon a qualifying termination, as may be provided for in your change in control severance agreement or employment agreement, if any.
     4. All of your time-vesting Company Restricted Stock Awards will be accelerated and cashed out for the Merger Consideration. Solely for purposes of the dollar contribution commitment pursuant to Paragraph 2 hereof, with respect to your contribution of after-tax proceeds from the cash-out of any Company Restricted Stock Awards, you will be credited with the gross intrinsic value of such Restricted Stock Awards (without reduction for any applicable withholding taxes or your use of such proceeds to pay income taxes attributable to the cash-out of such Company Restricted Stock Awards).
     5. Notwithstanding any provision of the Merger Agreement to the contrary, you hereby agree that (a) any and all performance-vesting Company Restricted Stock Awards held by you immediately prior to the Effective Time that will vest upon the Effective Time in accordance with the terms of the applicable plan or award agreement and/or of your change in control severance agreement or employment agreement, as applicable, shall be cashed out at the Effective Time for the Merger Consideration and you will apply an amount equal to the after-tax proceeds of such cash-out (which, for U.S. taxpayers, will be assumed to be the highest marginal Federal and state income tax rates taking into account the deductibility of state income for Federal income tax purposes) to purchase Parent Shares at the Initial Purchase Price and (b) any and all performance-vesting Company Restricted Stock Awards held by you immediately prior to the Effective Time that that will remain unvested upon the Effective Time in accordance with the terms of the applicable plan or award agreement and/or of your change in control severance agreement or employment agreement, as applicable, shall not be cancelled and cashed out at the Effective Time and shall instead be converted into restricted stock units that shall settle in Parent Shares (“Parent RSUs”). The conversion of performance-vesting Company Restricted Stock Awards into Parent RSUs will be carried out in a manner as to prevent the enlargement or dilution of your rights in such Company Restricted Stock Awards as in existence as of the date hereof, except as set forth below with respect to the vesting schedule. Except as set forth below, each Parent RSU will continue to be subject to the terms and conditions as set forth in the plan and award agreement pursuant to which such performance-vesting Company Restricted Stock Awards were granted, and such Parent RSUs will be subject to such accelerated vesting (if any) upon a qualifying termination, as may be provided for in your change in control severance agreement or employment agreement, if any. You hereby acknowledge and agree that, notwithstanding any provision of the applicable plan or award agreement or of your change in control severance agreement or employment agreement, as applicable, to the contrary, such Parent RSUs will vest in equal installments on each three month anniversary of the Effective Time (instead of on each monthly anniversary). You will be permitted to pay the required tax withholding upon the vesting of your Parent RSUs through a net settlement of shares due on vesting, whereby the number of shares to be delivered to you is reduced by that number of shares having an aggregate fair market value equal to the tax withholding due and Parent pays such tax withholding on your behalf.
     6. The Parent Shares (including any such shares acquired upon exercise of Parent Options) will be subject to a shareholders’ agreement to be negotiated in good faith by the parties with customary and standard terms.
     7. The Sponsors intend to provide you with an opportunity to make an additional investment in Parent Shares at a per share price no greater than the Initial Purchase Price by no later than the first anniversary of the Effective Time.

     8. A new option plan will be adopted by Parent following the Effective Time, with an equity pool of customary size, and awards (including awards to management) thereunder having customary terms, for similarly situated sponsor-owned companies in the technology industry.
     9. You represent and warrant that (a) you have the capacity and authority to execute and deliver this letter agreement and to fulfill your obligations hereunder, (b) this letter agreement constitutes a legal and binding agreement enforceable against you, and (c) neither the execution and delivery of this letter agreement nor the consummation of the transactions contemplated hereby, requires the consent of any third party, nor does it breach, nor will it breach, any contract between you and any third party. We likewise represent and warrant that (x) Parent has the capacity and authority to execute and deliver this letter agreement and to fulfill its obligations hereunder, (y) this letter agreement constitutes a legal and binding agreement enforceable against Parent, and (z) neither the execution and delivery of this letter agreement nor the consummation of the transactions contemplated hereby, requires the consent of any third party, nor does it breach, nor will it breach, any contract between Parent and any third party.
     10. You hereby covenant and agree that you (a) shall not take, or fail to take, any action that would cause any of the representations and warranties in Paragraph 9 to become untrue, (b) will use your best efforts to suspend or terminate all your Rule 10b5-1 trading plans at the earliest feasible date, and (c) will not, from the date hereof and through the Effective Time, sell or otherwise transfer any shares of Common Stock or enter into any agreement to do any of the foregoing.
     11. This letter agreement will become effective immediately upon execution and delivery by you. If the Merger Agreement is terminated for any reason prior to the Effective Time, this letter agreement will automatically terminate and be null and void and neither you nor the Company, Parent or any of their respective Affiliates will have any liability or obligation under this letter agreement. Notwithstanding the foregoing, you may terminate this letter agreement if (x) the rollover of Company vested equity and options (as contemplated in Paragraph 2, above) is not able to be structured as a fully tax deferred exchange for U.S. federal income tax purposes (other than with respect to cash received in exchange for Company equity or options that are not rolled over) or (y) we collectively are unable in good faith to agree to the terms and conditions to be included in the shareholders’ agreement (as provided in Paragraph 6, above).
     12. Parent may only enforce this letter agreement at the direction of the Sponsors in their sole discretion. “Sponsors” means both Silver Lake Partners III, L.P. and Silver Lake Sumeru Fund, L.P.
     13. This letter agreement shall be binding solely on, and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns, and nothing set forth herein shall be construed to confer upon or give to any Person (including the Company) other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, any provisions of this letter agreement.
     14. This letter agreement will be governed by and construed in accordance with the laws of the State of New York. In connection herewith, each of the parties hereby waives to the fullest extent permitted by law any right to a jury trial and hereby agrees that any New York state court or Federal court sitting in New York City shall have exclusive jurisdiction over any dispute relating hereto. This letter agreement may (a) not be assigned, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other party, (b) be amended, modified or supplemented at any time prior to the Effective Time in a written instrument executed by the parties hereto, and (c) be executed in counterparts and/or by facsimile.
[Signature page follows]

Very truly yours,

Saleen Holdings, Inc.

	By:	/s/ Kenneth Hao
	Name:	Kenneth Hao
	Title:	President

Acknowledged and Agreed:

/s/ Iain MacKenzie Iain MacKenzie 4/25/11